February 28, 2012

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Bo Howell

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 21
(File Nos. 333-129342, 811-21829)
S000015104

Dear Mr. Howell:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on December 22, 2011, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.    Comment: Page 3, Fees and Expenses of the Fund

Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please update the description under Annual Fund Operating Expenses from “Total Net Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement” to “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement.” Also, please remove “Net” from the footnote to this table.

Response: The description has been changed.

2.    Comment: Page 4, Principal Risks of the Fund

Please consider adding to the Non-Diversification Risk disclosure to include a brief description of the effect of non-diversification.

Response: The Non-Diversification Risk disclosure has been revised as suggested.

3.    Comment: Page 5, Fund Performance

Please describe the effect that the adjustment described in the below sentence has had on Fund performance. Also, please confirm that this expense adjustment was done before the application of any expense waiver agreements.

Accordingly, the performance information and financial information provided in this Prospectus for the periods prior to that date is historical information of the Predecessor Fund, adjusted to reflect the Fund’s anticipated expenses.

Response: The expense adjustment was done before the application of any expense waiver agreements and there is no impact on Fund performance.

4.    Comment: Page 6, Investment Adviser

Please only include the name of the Investment Adviser as required by Item 5 of Form N-1A.

Response: The Investment Adviser disclosure has been revised as suggested.

5.    Comment: Page 7, Investment Objective

Please discuss how shareholders would be notified of a change to the investment objective of the Fund.

Response: In this instance, the change to the investment objective of the Fund has been timed to coincide with the annual update of the Fund’s registration statement. All shareholders will be sent a copy of the new prospectus and this prospectus will also be posted to the Fund’s website. The change to the investment objective will not have any impact on how the Fund will be managed.

6.    Comment: Page 8, Principal Risks of the Fund

Please confirm that the following disclosure is accurate:

Investments in the Fund are neither insured nor guaranteed by the U.S. Government. Shares of the Fund are not deposits or obligations of, or guaranteed by, BBH&Co. or any other bank, and the shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other federal, state or other governmental agency.

Response: The disclosure is accurate.

7.    Comment: Page 9, Investment Advisory and Administrative Fee

Please update the sentence regarding the availability of the discussion of the Board’s review of the investment advisory contract to state that it will be available in the Fund’s Semi-Annual Report dated April 30, 2012.

Response: The disclosure has been updated.

8.    Comment: Page 12, Frequent Trading Policy

Please update the disclosure to be more specific pursuant to Item 11(e)(4) of Form N-1A. Also, please include an example of the frequency of short-term trading activity that would cause the Adviser to determine that a shareholder was engaged in excessive trading.

Response: The disclosure has been updated.

Statement of Additional Information

9.    Comment: Page 7, Investment Policies

The Staff expressed concern regarding the language in the Fund’s concentration policy regarding the exclusion of futures and options contracts from constituting an industry. The Staff stated that investing in futures and options may provide indirect exposure to certain industries and that such indirect exposure should be considered when monitoring the Fund’s industry concentration policy. The Staff suggested the deletion of the reference to futures and options contracts from the concentration policy.

Response: The disclosure has been revised as suggested.

10.    Comment: Page 9, Management

Please update the header in the Trustee table for the column “Other Directorships held by the Trustees” to include “During the Past 5 Years” and confirm that the information for the Trustees is for the past 5 years.

Response: The Trustee table has been amended.

11.    Comment: Page 17, Portfolio Holdings Information

Pursuant to Item 16(f)(2) of Form N-1A, please describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements.

Response: There are currently no ongoing arrangements to make available information about the Fund’s portfolio securities. Appendix I provides a list of persons other than the Investment Adviser and its affiliates that may receive nonpublic portfolio holdings information concerning the Fund.

12.  Comment: Page 20, Portfolio Manager Information – Compensation Structure

Per Item 20(b) of Form N-1A, please provide additional information as to how the portion of any portfolio manager’s compensation associated with the investment performance of the Fund is calculated. Specifically, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response: The compensation disclosure for Mr. Keller has been amended.

Part C

13.  Comment:

Please include the auditor consent as an exhibit to the 485(b) filing.

Response: The auditor consent will be included in the 485(b) filing.

14.  Comment:

Please include the expense limitation agreement as an exhibit to the 485(b) filing.

Response: There have been no changes to the expense limitation agreement that was filed as part of Post-Effective Amendment No. 9 on July 20, 2010.

Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,
/s/ Suzan Barron
Suzan Barron Secretary, BBH Trust

Annex A

“TANDY” LETTER

February 28, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:	Bo Howell

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 21
(File Nos. 333-129342, 811-21829)
S000015104

Dear Mr. Howell:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on December 22, 2011, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)                the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

(b)               Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(c)                the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Suzan Barron
Suzan Barron
Secretary, BBH Trust